Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form N-1A of our report dated November 20, 2006 relating to the financial statements and financial highlights of Fidelity Central Investment Portfolios LLC, including Fidelity Tactical Income Central Fund (Formerly Fidelity Tactical Income Central Investment Portfolio) (currently a fund of Fidelity Central Investment Portfolios II LLC) appearing in the Annual Report on Form N-CSR of Fidelity Central Investment Portfolios LLC, for the year ended September 30, 2006 and to the reference to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP
Boston, Massachusetts
June 29, 2007